Exhibit 95

Mine Safety Disclosure

Under the Dodd-Frank Act, each operator of a coal or other mine (and operators of facilities related to mining, as defined in section 3 of the Mine Act) is required to include certain mine safety results in its periodic reports filed with the SEC. The following information is presented for each coal reclamation site operated by Headwaters Energy Services Corp. or its subsidiaries, for the 3-month period ended March 31, 2016 as reflected in the mine data retrieval system maintained by MSHA:

•                       Section 104 Violations. The total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Mine Act for which the operator received a citation from MSHA;

•                       Section 104(b) Orders. The total number of orders issued under section 104(b) of the Mine Act, which represents a failure to abate a violation under section 104 within the period of time prescribed by MSHA;

•                       Section 104(d) Citations and Orders. The total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act;

•                       Section 110(b)(2) Flagrant Violations. The total number of flagrant violations under section 110(b)(2) of the Mine Act.

•                       Section 107(a) Imminent Danger Orders. The total number of imminent danger orders issued under section 107(a) of the Mine Act;

•                       Proposed MSHA Assessments. The total dollar value of proposed assessments from MSHA under the Mine Act; and

•                       Fatalities. The total number of mining-related fatalities.

For the 3-month period ended March 31, 2016

Operation	Section 104 Significant and Substantial Violations	Section 104(b) Orders	Section 104(d) Unwarrantable Failure Citations/Orders	Section 110(b)(2) Flagrant Violations	Section 107(a) Imminent Danger Orders	Total Dollar Value of Proposed MSHA Assessments(1)	Fatalities
Minuteman (Greenville, KY)	0	0	0	0	0	0	0
Rock Crusher (Greenville, KY)	0	0	0	0	0	0	0

(1)              Amounts included are the total dollar value of proposed or outstanding assessments received from MSHA on or before April 22, 2016 regardless of whether the assessment has been challenged or appealed, for citations and orders occurring during the 3-month period ended March 31, 2016.

Pattern or Potential Pattern of Violations. For the 3-month period ended March 31, 2016, none of our operations received written notice from MSHA of (i) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the Mine Act; or (ii) the potential to have such a pattern.

Pending Legal Actions. As of March 31, 2016, we have no pending legal actions before the Federal Mine Safety and Health Review Commission.

Citations and orders can be contested and appealed, and as part of that process, are sometimes reduced in severity and amount, and are sometimes dismissed. The number of citations, orders, and proposed assessments vary from inspector and inspector and also vary depending on the size and type of the operation.